Silverado Gold Mines Ltd. Annual Report 2002



SILVERADO GOLD MINES LTD.

0-12132 AR/S



03057568



RE 11-30-02

Annual Report 2002

Letter To Shareholders

2002 has been a very significant year for Silverado. The Company successfully placed its 100% owned and operated Arctic Alaskan, Nolan Gold Mine into year round operation. The 2002/2003 winter underground mining program has yielded about 40,000 cubic yards of gold bearing gravel from the Nolan Deep Channel. The gold bearing gravel was mined from a channel buried approximately 100 feet below the surface. Also completed this year was development work which enables the Company to proceed with mining of additional gravel for extraction in the fall of 2003.

Gold extraction is scheduled to begin in mid-June when the snow melts and water runs. The Company's processing operations are environmentally friendly, using only water and gravity for gold recovery.

The Company will continue to mine underground in winter as well as mine and process on the surface in the summer. We anticipate a long life at the Nolan Gold Mine as gold has been discovered on various parts of the property. The property represents one of Alaska's most famous gold camps.



The Nolan Placer Gold, or nugget gold, is derived from the lode or source which is believed to be located within at least part of Nolan's property boundary. Silverado intends to begin exploration into the sources of the placer gold. To date some sources have already been identified. The Company's mining operations on Nolan over the 2002/2003 winter have placed the Company in a position to achieve gold production during the current fiscal year.

We continue to maintain our Ester Dome and Eagle Creek properties near Fairbanks, Alaska. The Company has designed programs for these properties that may be implemented in the future. However, for the time being Silverado will continue to focus on the Nolan Gold Project.

The Company applied to the Department of Energy for a $10,000,000 US grant to construct a demonstration plant for the conversion of low-rank coal to Low-Rank Coal-Water Fuel. However, the Company's application was not selected in the first round of grants. A small percentage of the applicants received grants, primarily large scale electrical power coal burning plants. Silverado intends to apply again this year as only a small portion of the $2 Billion US to be spent over ten years was allotted in 2002.

2002 has been an exciting year for Silverado and we thank our shareholders for their support.

On Behalf of the Board of Directors
Silverado Gold Mines Ltd.

Garry L. Anselmo
President and CEO

Auditor's Report to the Stockholders

We have audited the consolidated balance sheets of Silverado Gold Mines Ltd. as at November 30, 2002 and 2001, and the consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years ended November 30, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001, and the results of its operations and its cash flows for the years ended November 30, 2002 and 2001, in accordance with United States and Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report, that in our opinion, these principles have been applied on a consistent basis.

MORGAN AND COMPANY (signed)

Chartered Accountants

Vancouver, Canada

January 31, 2003

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2(a) to the financial statements. Our report to the shareholders dated January 31, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

MORGAN AND COMPANY (signed)

Chartered Accountants

Vancouver, Canada

January 31, 2003

Consolidated Balance Sheets

Expressed in United States Dollars
November 30, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 905,000	$ 17,093
Gold inventory	10,149	11,140
Accounts receivable	8,348	2,876
	923,497	31,109
Exploration and development advances (note 9)	579,745	-
Mineral properties (note 3)	2,274,027	1,159,529
	3,777,269	1,190,638
Capital assets (note 4)	4,696,903	2,980,200
Accumulated depreciation	(2,291,919)	(2,185,947)
	2,404,984	794,253
	$ 6,182,253	$ 1,984,891
Liabilities and Stockholders' Equity (Deficiency)		
Current liabilities:		
Accounts payable and accrued liabilities (note 5)	$ 660,248	$ 792,395
Loans payable secured by gold inventory	35,729	35,729
Mineral claims payable	140,000	316,500
Due to related party (note 9)	-	291,310
Debentures, current portion (note 6(a))	140,000	140,000
Debenture, current portion (note 6(b))	75,000	75,000
Replacement debentures, current portion (note 6(a))	476,978	476,968
	1,527,955	2,127,902
Debentures (note 6(a))	644,331	1,705,648
Capital lease obligations (note 7)	946,150	-
Stockholders' equity (deficiency):		
Common stock (note 8):		
Authorized: 200,000,000 common shares (2001 – 100,000,000 common shares)		
Issued and outstanding:		
November 30, 2002 – 98,086,631 shares	55,271,191	
November 30, 2001 – 42,423,988 shares		47,000,034
Shares to be issued (note 8)	268,613	-
Other capital	128,107	-
Accumulated deficit	(52,604,094)	(48,848,693)
	3,063,817	(1,848,659)
	$ 6,182,253	$ 1,984,891

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Operations

Expressed in United States Dollars
Years ended November 30, 2002 and 2001

	2002	2001
Revenue from gold sales	$ 991	$ 7,657
Operating costs:		
Mining and processing	-	143,631
Total operating costs	-	143,631
Interest and other income (note 13)	78,890	-
Income (Loss) before the under noted	79,881	(135,974)
Other expenses:		
Accounting and audit	36,312	36,089
Advertising and Promotion	573,592	113,592
Consulting Fees	1,958,258	28,012
Depreciation	105,972	297,040
General exploration	98,997	86,926
Interest on debentures	154,023	186,092
Legal	35,766	41,862
Loss on disposal of buildings, plant, and equipment	-	832
Loss (gain) on foreign exchange	10,420	9,064
Management services	204,059	154,924
Office expenses	374,392	253,006
Other interest and bank charges	4,679	3,551
Reporting and investor relations	3,430	32,619
Research	256,954	277,395
Transfer agent fees and mailing expenses	18,428	20,996
	3,835,282	1,542,000
Loss and comprehensive loss for the year	$(3,755,401)	$(1,677,974)
Loss per share - basic and diluted	$ (0.05)	$ (0.05)
Basic and diluted weighted average number of common shares outstanding	74,835,801	35,774,718

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

Expressed in United States Dollars
Years ended November 30, 2002 and 2001

	2002	2001
Cash provided by (used in):		
Operating activities:		
Loss for the year	$ (3,755,401)	$(1,677,974)
Adjustments to reconcile loss to net cash used by operating activities:		
Depreciation	105,972	297,040
Stock based compensation	1,629,271	28,012
Write down of mineral claims and options	-	50,000
Realized loss on sale of equipment	-	3,509
Changes in non-cash operating working capital:		
Accounts receivable	(5,472)	2,980
Gold inventory	991	7,610
Accounts payable and accrued liabilities:	28,152	(223,076)
Increase (Decrease) in mineral claims payable	(176,500)	50,000
	(2,172,987)	(1,461,899)
Financing activities:		
Bank indebtedness	-	(3,007)
Shares issued for cash	5,817,000	1,310,057
Repayment of loans payable	-	(922)
Due to related party	(291,310)	179,535
	5,525,690	1,485,663
Investing activities:		
Purchase of equipment	(770,553)	(1,101)
Advances for exploration and development	(579,745)	-
Mineral claims and options expenditures, net of recoveries	(1,114,498)	(6,070)
Proceeds from sale of equipment	-	500
	(2,464,796)	(6,671)
Increase in cash	887,907	17,093
Cash, beginning of year	17,093	-
Cash, end of the year	$ 905,000	$ 17,093

Consolidated Statements of Stockholders' Equity

Expressed in United States Dollars
Years ended November 30, 2002 and 2001

	COMMON STOCK			OTHER CAPITAL			
	Number of common shares	Share Capital	Shares to be issued	Additional Paid in Capital	Deferred Compensation	Accumulated deficit	Total
Balance, November 30, 2000	30,589,891	$45,669,977	$20,000			$(47,170,719)	$(1,480,742)
Loss for the year	-	-	-			(1,677,974)	(1,677,974)
Shares issued:							
On exercise of options for cash	600,000	60,000	-			-	60,000
On exercise of warrants for cash	5,060,000	498,800				-	498,800
Shares issued for subscriptions received in prior year	4,418	20,000	(20,000)			-	-
Private placements for cash	4,522,249	470,000	-			-	470,000
Shares issued in lieu of cash payments for replacement debentures	1,647,430	281,257	-			-	281,257
	11,834,097	1,330,057	(20,000)			(1,677,974)	(367,917)
Balance, November 30, 2001	42,423,988	47,000,034	-			(48,848,693)	(1,848,659)
Loss for the year	-	-	-			(3,755,401)	(3,755,401)
Shares issued:							
On exercise of options for cash	6,900,000	925,000					925,000
Shares to be issued			268,613				268,613
On exercise of warrants for cash	16,250,000	1,970,000					1,970,000
Shares issued for consulting fees	4,793,335	1,232,551					1,232,551
Private placements for cash	20,775,000	2,922,000					2,922,000
Shares issued in lieu of payment for debentures	6,944,308	1,221,606					1,221,606
Stock option grants				292,320	(164,213)		128,107
	55,662,643	8,271,157	268,613	292,320	(164,213)	(3,755,401)	4,912,476
Balance, November 30, 2002	98,086,631	$55,271,191	$268,613	$292,320	$(164,213)	$(52,604,094)	$3,063,817

See accompanying notes to the consolidated financial statements

Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2002 and 2001

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1. Description of business:

Silverado Gold Mines Ltd. is engaged in the acquisition, exploration and development of mineral properties and the development of Low-Rank Coal-Water Fuel as a replacement for oil fired boilers and utility generators.

2. Significant accounting policies:

These consolidated financial statements are prepared in conformity with United States generally accepted accounting principles. The application of Canadian generally accepted accounting principles to these financial statements would not result in material measurement or disclosure differences.

(a) Continuing operations:

At November 30, 2002, the Company has a working capital deficiency of $604,459 down from $2,096,793 at November 30, 2001, primarily as a result of increased funding from issuances of common stock and a significant reduction of its debt. The Company is in arrears of required mineral claims and option payments for certain of its mineral properties at November 30, 2002, in the amount of $140,000 (2001 - $316,500) and therefore, the Company's rights to these properties with a carrying value of $315,000 may be adversely affected as a result of these non-payments. The Company understands that it is not in default of the agreements in respect of these properties.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. The application of the going concern concept and the recovery of amounts recorded as mineral properties and the capital assets are dependent on the Company's ability to obtain additional financing to fund its operations and acquisition, exploration and development activities, the discovery of economically recoverable ore on its properties, and the attainment of profitable operations.

The Company plans to continue to raise capital through private placements and warrant issues. In addition, the Company is exploring other business opportunities including the development of low-rank coal-water fuel as replacement fuel for oil fired industrial boilers and utility generators.

(b) Basis of consolidation:

The consolidated financial statements include the accounts of the Company and Silverado Green Fuel Inc. (formerly Silverado Gold Mines Inc.), a wholly owned subsidiary. All material inter-company accounts and transactions have been eliminated.

2. Significant accounting policies (continued):

(c) Gold inventory:

Gold inventory is valued at the lower of weighted average cost and estimated net realizable value. The Company valued the gold inventory at net realizable value for all periods presented. Any write-down of inventory to net realizable value is included in mining and processing costs.

(d) Mineral properties:

The Company confines its exploration activities to areas from which gold has previously been produced or to properties, which are contiguous to such areas and have demonstrated mineralization.

The Company capitalizes the costs of acquiring mineral claims until such time as the properties are placed into production or abandoned. Expenditures for mine development are capitalized when the properties are determined to have economically recoverable, proven reserves but are not yet producing at a commercial level. Once a property reaches commercial levels of production operating costs will be charged against related revenues.

Amortization of mineral property costs relating to properties in production is provided during periods of production using the units-of-production method based on the estimated economic life of the ore reserves.

On an ongoing basis, the Company evaluates each property for impairment based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate. The carrying value of a long-lived asset is considered impaired when the anticipated discounted cash flow from such asset is separately identifiable and is less than its carrying value. If an asset is impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated discounted cash flows with a discount rate commensurate with the risk involved. Losses on other long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the costs of disposal.

The amounts shown for mineral properties and development which have not yet commenced commercial production represent costs incurred to date, net of recoveries from developmental production, and are not intended to reflect present or future values.

(e) Reclamation:

The Company's operations are affected by Federal, state, provincial and local laws and regulations regarding environmental protection. The Company estimates the cost of reclamation based primarily upon environmental and regulatory requirements. These costs are accrued annually and the accrued liability is reduced as reclamation expenditures are made.

(f) Capital assets:

Capital assets are stated at cost. Depreciation is provided as follows:

Building, plant and equipment	Straight line over 3 to 20 years
Mining equipment under capital lease	Straight line over 10 years
Auto and trucks	Straight line over 10 years
Computer equipment	Straight line over 3 years

2. Significant accounting policies (continued):

(g) Foreign currencies:

The Company considers its functional currency to be the U.S. dollar for its U.S. and Canadian operations. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. funds at the rates of exchange in effect at the year end. Non-monetary assets and revenue and expense transactions are translated at the rate in effect at the time at which the transactions took place. Foreign exchange gains and losses are included in the determination of results from operations for the year.

(h) Loss per share:

Basic and diluted loss per share amounts are computed using the weighted average number of shares outstanding during the year.

The Company retroactively adopted a new standard for calculation and disclosure of earnings per share, effective December 1, 2001. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market value prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended November 30, 2002 and 2001 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to report loss per share amounts.

(i) Revenue recognition:

Gold sales are recognized when title passes to the purchaser and delivery occurs.

(j) Research expenditures:

Research expenditures are expensed in the year incurred.

(k) Accounting for stock-based compensation:

For stock options granted to employees and directors, the Company accounts for stock compensation arising from these options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock and is recognized over the service period. The Company provides pro-forma disclosures of net income and earnings per share as if the fair value method had applied in measuring compensation expense.

For stock options granted to independent contract employees, as well as shares issued for services rendered, the Company accounts for stock compensation arising from these options and stock issuances, in accordance with Statement of Financial Standards No. 123, "Accounting for Stock Based Compensation". Under this statement, stock compensation cost to contract employees, is measured at the fair value of the options granted at the time services are rendered.

Expressed in U.S. Dollars

2. Significant accounting policies (continued):

(l) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the amortization and depreciation rates for, and recoverability of, mineral properties and capital assets, and the determination of accrued remediation expense. Actual results could differ from those estimates.

(m) Income taxes:

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between the opening and ending balance of the future income tax assets and liabilities.

(n) Recent Accounting Pronouncements:

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, which supersedes FASB Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. The basis for recognition and measurement model under Statement 121 for assets held for use and held for sale has been retained. Statement 144 removed goodwill from its scope, thus eliminating Statement 121's requirement to allocate goodwill to long-lived assets to be tested for impairment. The accounting for goodwill now is subject to the provisions of Statement 141/142 on business combinations and goodwill and other intangible assets. Statement 144 provides guidance on differentiating between assets held and used, held for sale, and held for disposal other than by sale. Statement 144 continues to require a three-step approach for recognizing and measuring the impairment of assets to be held and used. Statement 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and is to be applied prospectively. The Company does not expect the adoption of this statement will have a material impact on the Company's financial position, result of operations or liquidity.

Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2002 and 2001

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2. Significant accounting policies (continued):

(n) Recent Accounting Pronouncements (continued):

The Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in 1998. SFAS no. 133, as amended by SFAS No. 137 and 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the Company's adoption of SFAS No. 133, on January 1, 2001, did not have a material impact on its consolidated financial position, results of operations, or cash flows.

3. Mineral properties:

(a) Mineral properties:

(A) Ester Dome Gold Project, Fairbanks Mining District, Alaska:

The Ester Dome Gold Project encompasses all of the Company's properties on Ester Dome, which is accessible by road 10 miles northwest of Fairbanks, Alaska. The specific properties at this site are as follows:

(*i*) Grant Mine:

This property consists of 26 state mineral claims subject to payments of 15% of net profits until $2,000,000 has been paid and 3% of net profits thereafter.

(*ii*) May (St. Paul) / Barelka:

This gold property consists of 22 State mineral claims subject to payments of 15% of net profits until $2,000,000 (inflation indexed from 1979) has been paid and 3% of net profits thereafter.

(*iii*) Dobb's:

This property consists of 1 unpatented Federal mineral claim and 4 State mineral claims subject to payments of 15% of net profits until $1,500,000 has been paid and 3% of net profits thereafter.

Expressed in U.S. Dollars

3. Mineral properties (continued):

(a) Mineral properties (continued):

(B) Marshall Dome Property, Fairbanks Mining District, Alaska:

This property consists of 38 State claims and covers an area of two and one-half square miles, and is located eighteen miles northeast of Fairbanks.

(C) Nolan Gold Project, Wiseman Mining District, Alaska:

The Nolan Gold Project consists of five contiguous properties covering approximately six square miles, eight miles west of Wiseman, and 175 miles north of Fairbanks, Alaska. The specific properties at this site are as follows:

(*i*) Nolan Placer:

This property consists of 157 unpatented Federal placer claims.

(*ii*) Thompson's Pup:

This property consists of 6 unpatented Federal placer claims and is subject to a royalty of 3% of net profits on 80% of production.

(*iii*) Dionne (Mary's Bench):

This property consists of 15 unpatented Federal placer claims.

(*iv*) Smith Creek:

This property consists of 35 unpatented Federal placer claims. The property was purchased in 1993 with scheduled payments to be completed in 1998. Payments were completed in 2002. As at November 30, 2002 $nil (2001 – $70,000) of the acquisition costs are unpaid, in arrears, and included in mineral claims payable.

(*v*) Nolan Lode:

This property consists of 31unpatented Federal lode claims. The lode claims overlie much of the placer properties and extend beyond them.

(D) Hammond Property, Wiseman Mining District, Alaska:

This property consists of 24Federal placer claims and 36 Federal lode claims covering one and one-half square miles and adjoining the Nolan Gold Properties. As at November 30, 2002, option payments totaling $140,000 (2001 – $240,000) are unpaid, in arrears, and included in mineral claims payable.

Expressed in U.S. Dollars

3. Mineral properties (continued):

(b) Property commitments:

The Company is obligated to pay a royalty equal to 10% for the Hammond River property and is subject to a minimum royalty of $80,000 per year. As at November 30, 2002, minimum aggregate future cash expenditures for work commitments required in the next five years to maintain the properties in good standing, in addition to amounts accrued as mineral claims payable, are as follows:

2003	$50,000
2004	$50,000
2005	$50,000
2006	$50,000
2007	$50,000

(c) Mineral claim expenditures:

Cumulative claims expenditures are as follows:

	Ester Dome	Marshall Dome	Nolan Project	Hammond Property	Total
Balance, November 30, 2001	$ 406,000	$ 350,000	$ 318,529	$ 85,000	$ 1,159,529
Development costs incurred	-	-	1,114,498	-	1,114,498
Balance, November 30, 2002	$ 406,000	$ 350,000	$ 1,433,027	$ 85,000	$ 2,274,027

Expressed in U.S. Dollars

4. Capital assets:

Buildings, plant and equipment primarily include the mill facility and equipment of the Ester Dome/Grant Mine Gold Project and mining equipment and camp facilities at the Nolan Gold Project.

2002	Cost	Accumulated depreciation	Net book value
Grant Mine Mill Equipment	$ 2,076,780	$ 1,384,618	$ 692,162
Nolan Gold Project Buildings	123,757	61,597	62,160
Mining Equipment	500,380	457,397	42,983
Mining Equipment under Capital Lease	1,496,150	37,404	1,458,746
Other Equipment	499,836	350,903	148,933
	$ 4,696,903	$ 2,291,919	$ 2,404,984

2001	Cost	Accumulated depreciation	Net book value
Grant Mine Mill Equipment	$ 2,076,780	$ 1,384,618	$ 692,162
Nolan Gold Project Mining Equipment	60,757	57,697	3,060
Mining Equipment	456,312	440,052	16,260
Other Equipment	386,351	303,580	82,771
	$ 2,980,200	$ 2,185,947	$ 794,253

5. Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities consist of:

	2002	2001
Accounts payable	$ 388,195	$ 510,316
Accrued interest	76,053	86,079
Accrued reclamation expense	196,000	196,000
	$ 660,248	$ 792,395

Expressed in U.S. Dollars

6. Debentures:

(a) On March 1, 2001, the Company completed negotiations to restructure its $2,000,000 convertible debentures. The replacement debentures aggregate $2,564,400 and consist of the original $2,000,000 principal amount plus all accrued interest to March 1, 2001. The debentures bear interest of 8.0% per annum and mature March 1, 2006. Principal payments are due at the end of each month. Interest is due and payable on a quarterly basis on February 28, May 31, August 31, and November 30. If the Company fails to make any payment of principal or interest, the Company must issue shares equivalent in value to the unpaid amounts at 20% below the average market price. On December 11, 2001, the Company issued 1,628,971 shares at the average market price of $0.10 to the holders of the replacement debenture to satisfy the quarterly payments due November 30, 2001. The value of the transaction consists of $119,244 of principal and $43,653 of interest. On March 11, 2002, the Company issued 1,234,710 shares at the average market price of $0.13 to satisfy the quarterly payments of principal and interest. The value of this transaction totals $160,512 and consists of $119,245 of principal and $41,267 of interest. On June 11, 2002 the Company issued 1,437,520 shares at the average market price of $0.11 to satisfy the quarterly payments of principal and interest. The transaction totals $158,128 and consists of $119,245 of principal and $38,883 of interest. On September 11, 2002, the Company issued 2,643,107 shares at the market price of $0.28 to the holders of the debentures to satisfy the quarterly payments of principal and interest due August 31, 2002. The valuation of this transaction is $740,070 and consists of $703,572 of principal and $36,498 of interest. As at November 30, 2002, $1,860,000 plus $524,892 of interest has been exchanged for replacement debentures. Of its aggregate amount, $1,121,309, $476,978 is classified as a current liability and $644,331 has been classified as a non-current liability. Remaining debentures of $140,000 plus accrued interest of $108,204 are in default, however, it is unclear whether they will be exchanged for replacement debentures.

(b) In February 1999 the Company issued a debenture for $75,000 with interest payable at a rate of 5.0% per annum. The debenture is unsecured and is due February 28, 2002. On March 27, 2002, the Company made its annual interest payment of $3,750 to the holder of the debenture.

7. Lease purchase agreement:

On October 11, 2002, the Company entered into a lease purchase agreement whereby the Company would purchase three dump trucks, an underground loader, two surface loaders, and other equipment valued at a total of $1,496,150. The agreement required payment upon signing of $550,000 (paid) and future payments beginning on December 1, 2003 for the balance of the purchase price plus interest. The payment schedule requires the payment of $100,000 on or before December 1, 2003 and 24 equal payments thereafter in an amount to be determined. The amount of the payments shall be determined based on the amount of the equipment and other expenses which are added to the lease before December 1, 2003. The payments will be sufficient to amortize the total balance outstanding once all costs are included over the 24 payments. As at November 30, 2002, the total amount outstanding under the lease purchase agreement was $946,150. The lease payment schedule below is calculated on this amount using an interest rate of 15% per annum as is implied in the lease agreement. The Company is required to maintain the equipment in good working order and is also required to maintain adequate insurance on the equipment.

Expressed in U.S. Dollars

7. Lease purchase agreement (continued):

The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over their estimated productive lives which is estimated to be 10 years. Amortization on assets under capital leases charged to expense in 2002 was $37,404.

Minimum future lease payments under capital leases as of November 30, 2002 for each of the next five years and in the aggregate are:

	Amount
November 30, 2003	$ -
November 30, 2004	592,360
November 30, 2005	492,360
November 30, 2006	-
November 30, 2007	-
Total minimum lease payments	1,084,72 0
Less: Amount representing interest	138,570
	946,150
Less: Current portion	-
	$ 946,150

8. Share capital:

(a) During the year, the Company increased its authorized share capital from 100,000,000 common shares to 200,000,000 common shares.

(b) The Company has reserved 187,500 (2001 – 295,192) shares for issuance upon the potential conversion of convertible debentures.

Expressed in U.S. Dollars

8. Share capital (continued):

(c) Stock options:
A summary of the change in stock options for the year ended November 30, 2002 and 2001 is presented below.

	Number of Options	Weighted Average Exercise Price
Outstanding at November 30, 2000	1,150,000	$ 0.10
Granted	3,700,000	0.15
Exercised	(600,000)	0.10
Cancelled	(200,000)	0.35
Outstanding at November 30, 2001	4,050,000	0.20
Granted	5,650,000	0.18
Exercised	(6,900,000)	0.13
Outstanding at November 30, 2002	2,800,000	$ 0.25

As at November 30, 2002, the following stock options were outstanding:

	OUTSTANDING OPTIONS			EXERCISEABLE OPTIONS	
Range of exercise price	Number	Weighted Average remaining contractual life	Weighted Average remaining exercise price	Number	Weighted average exercise price
$0.10 to $0.15	1,650,000	3.53 years	$ 0.13	1,450,000	$ 0.13
$0.30 to $0.40	750,000	1.29 years	$ 0.35	150,000	$ 0.35
$0.50 to $0.60	400,000	1.09 years	$ 0.55	-	-
	2,800,000	2.58 years	$ 0.25	1,600,000	$ 0.15

The Company accounts for stock compensation arising from options to employees and directors in accordance with APB 25. Had the compensation cost for these employee and director options been determined based on fair value at the grant dates, consistent with the requirements of Statement of Financial Accounting Standards No. 123, "*Accounting for Stock Based Compensation*", the Company's net loss and loss per share would have increased to the pro forma amounts indicated below.

Expressed in U.S. Dollars

8. Share capital (continued):

(c) Stock options (continued):

		2002		2001
Loss for the year				
As reported	$	**(3,755,401)**	$	(1,677,974)
Pro-forma		**(4,009,080)**		(2,170,198)
Loss per common share:				
As reported	$	**(0.05)**	$	(0.05)
Pro-forma		**(0.05)**		(0.06)

The estimated weighted average fair value of the options granted in 2002 was prepared using the Black-Scholes Pricing Model assuming a risk-free rate of 5.25%, an expected dividend yield of 0% an expected volatility of 127% and a weighted average expected life of 1.4 years.

(d) Warrants:

A summary of the warrants outstanding as at November 30, 2002, is presented below:

Number of Warrants	Exercise Price	Expiry Date
700,000	$0.15	August 2003
1,000,000	$0.20	May 2003
125,000	$0.35	January 2003
400,000	$0.37	September 2003
1,562,500	$0.49	October 2003
200,000	$0.57	October 2003
3,987,500		

(e) The Company is required to issue 595,834 shares for services rendered and payable in common stock of the Company at an attributed value of $268,613.

Expressed in U.S. Dollars

9. Related party transactions:

The Company has had related party transactions with Tri-Con Mining Ltd., Tri-Con Mining Inc., Tri-Con Mining Alaska Inc. (collectively the "Tri-Con Mining Group"); all of which are controlled by a Director of the Company.

The Tri-Con Group are operations, exploration and development contractors, and have been employed by the Company under contract since 1972 to carry out all its fieldwork and to provide administrative and management services. Under the current contract dated January, 1997, work is charged at cost plus 15% for operations and cost plus 25 % for exploration and development. In addition, cost includes a 15 % charge for office overhead. Services of the directors of the Tri-Con Group who are also Directors of the Company are not charged. At November 30, 2002, the Company had prepaid $579,745 (2001 – payable of $291,310) to the Tri-Con Group for exploration, development and administration services to be performed during the next fiscal period on behalf of the Company. For the year 2002, the Tri-Con Mining Group's services focused mainly on corporate planning, mining, engineering, and preparation for year round production on its Nolan property, administration services at both its field and corporate offices, and the Low-Rank Coal-Water fuel project.

The aggregate amounts paid to the Tri-Con Group each year by category, including amounts relating to the Grant Mine Project and Nolan properties, for disbursements and for services rendered by the Tri-Con Group personnel working on the Company's projects, and include interest charged on outstanding balances at the Tri-Con Group's borrowing costs are shown below:

		2002		2001
Exploration, development and field services	$	824,083	$	116,701
Administrative and management services		194,272		179,740
Research		256,954		277,395
	$	1,275,309	$	573,836
Amount of total charges in excess of Tri-Con costs incurred	$	348,634	$	126,951
Excess amount charged as a percentage of actual costs incurred		27.3%		22.1%

Expressed in U.S. Dollars

10. Income taxes:

Tax effects of temporary differences that give rise to deferred tax assets at November 30, 2002 and 2001 are as follows:

	2002	2001
Net operating loss carry forwards	$ 11,197,000	$ 10,843,000
Valuation allowance	(11,067,000)	(10,652,000)
Net deferred tax assets	130,000	191,000
Deferred tax liability:		
Temporary differences arising from mineral properties and building, plant and equipment	(130,000)	(191,000)
Net deferred tax asset	$ –	$ –

At November 30, 2002, the Company has losses carried forward totaling $22,387,816 available to reduce future years' income for U.S. income tax purposes which expire in various years to 2020. In addition, the Company has losses carried forward in Canada totalling $15,183,779 (CDN) which expire in various years to 2009.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 34% (2001 34%) to net loss before provision for income taxes. The sources and tax effects of the differences are as follows:

	2002	2001
Computed "expected" tax benefit	$ (1,901,000)	$ (570,000)
Tax loss expired during the year	1,485,000	545,000
Change in valuation allowance	415,000	(56,000)
Difference in foreign tax rate and other	1,000	81,000
Income tax provision	$ –	$ –

11. Commitments and contingencies:

(a) Office lease:

On January 20, 1994, the Company entered into a lease agreement for office premises for a term of 10 years commencing April 1, 1994, with an approximate annual rental of $86,835 (Cdn$135,000) including operating costs.

Expressed in U.S. Dollars

11. Commitments and contingencies (continued):

(b) Severance agreements with directors:

The Company has entered into compensation agreements with two directors of the Company. The agreements provide for severance arrangements where a change of control of the Company occurs, as defined, and the directors are terminated. The compensation payable to the two directors aggregates $4,100,000 (2001- $4,200,000) plus the amount of annual bonuses and other benefits that they would have received in the eighteen months following termination.

(c) Consulting agreements

The Company entered into consulting agreements with eleven individuals for various corporate planning and business development services to the Company. Under the terms of the agreements, the Company will issue an aggregate 3,016,668 shares over the length of the contracts which range from 2 months to two years. Consulting fees are calculated using the number of shares issued multiplied by the closing price on the day the shares were issued.

12. Financial instruments:

The carrying amounts reported in the balance sheet for accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and loans payable secured by gold inventory approximate fair values due to the short-term to maturity of these instruments. The carrying amounts reported in the balance sheet for convertible debentures approximate their fair values as they bear interest at rates, which approximate market rates.

13. Interest and other income:

On April 4, 2002, the Company purchased a $300,000 one-year term deposit which pays interest daily between ½% to 1% per annum. As at November 30, 2002, the Company had earned $1,880 in interest from the term deposit. During normal course of business the Company earns interest on its bank deposits. As at November 30, 2002, the Company had earned $7,696 as interest on its bank deposits. The term deposit principal and all interest received is included in the Company's cash balance. Also during 2002, the Company settled several of its outstanding accounts payable for less than face value and recorded the difference of $71,194 as forgiveness of debt.

Expressed in U.S. Dollars

14. Segment disclosures:

(a) Reportable segments:

The Company operates in one reportable segment being the acquisition, exploration and development of mineral properties. The Company's development of low-rank coal-water-fuel is in its initial stages and is not a reportable segment.

(b) Geographical information:

The following presents financial information about geographical areas:

	2002	2001
Loss for the year:		
Canada	$ 3,059,339	$ 356,501
United States	696,062	1,321,473
	$ 3,755,401	$ 1,677,974
Long-lived assets:		
Canada	$ 67,471	$ 82,992
United States	4,410,362	1,953,782
	$ 4,477,833	$ 2,036,674

15. Supplementary cash flow information:

Supplemental non-cash investing and financing activities:

	2002	2001
Purchase of fixed assets under capital lease	$ (946,150)	$ -
Exchange of debentures for replacement debenture	$ -	$ 1,860,000
Exchange of interest on old debentures for new debentures	$ -	$ 524,892
Issuance of shares:		
In exchange for a reduction of accounts payable	$ -	$ 30,000
In lieu of required payment on replacement debentures	$ 1,061,307	$ 281,257
In lieu of interest payable on replacement debentures	$ 160,301	$ 82,741
For consulting services	$ 1,232,551	$ -
For subscriptions received in prior year	$ -	$ 20,000
Capital lease obligation	$ 946,150	$ -

Expressed in U.S. Dollars

16. Subsequent events:

a) On December 4, 2002, the Company granted 6,500,000 options to acquire shares of the Company at $0.68 per share exercisable until December 4, 2008.

b) On December 16, 2002, the Company completed a private placement of 400,000 units at a price of $0.50 per unit for total proceeds of $200,000. Each unit consists of one common share and one-half of a common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $0.75 until June 16, 2003.

c) On December 5, 2002, the Company completed a private placement of 1,100,000 units at a price of $0.50 per unit for total proceeds of $550,000. Each unit consists of one common share and one-half of a common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $0.75 until December 18, 2003.

d) On December 18, 2002, the Company completed two private placements of 2,000,000 units at a price of $0.50 per unit for total proceeds of $1,000,000 each. Each unit consists of one common share and one-half of a common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $0.75 until December 20, 2003. Each private placement also includes one option to purchase 1,162,791 units at a price of $0.43 per unit. The option may be exercised up to the date that is three weeks from the date of the closing of the private placement. Each unit of the option consists of one common share, and one-half of a common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $0.75 until December 20, 2003. Subsequently, the option was exercised on January 9, 2003, for proceeds of $500,000 each and the Company issued a total of 2,325,582 shares from the treasury.

e) On December 30, 2002, January 1, 2003, and February 3, 2003, the Company issued a total of 266,666 shares to the consultants for a portion of their services under the terms of the agreements as reported on form S-8.

f) On December 11, 2002 the Company issued 372,818 shares to the holders of the replacement debentures, at the average market price of $0.38 per share, to satisfy the quarterly payments of principal and interest due November 30, 2002. The transaction consists of $119,245 of principal and $22,426 of interest.

g) On January 9, 2003 65,000 common share purchase warrants were exercised at a price of $0.35 for total proceeds of $22,750 and the Company issued 65,000 common shares from the treasury.

h) On January 27, 2003, the Company issued a payment of $140,000 to Alaska Mining Company, property owners of the Hammond River property. This payment represents the final mineral claims and options payment owed on this property.

Business Overview

We are engaged in the acquisition, exploration and development of mineral properties in the State of Alaska. We are currently actively engaged in mining and development activities at its Nolan Gold Project. Our plan of operations is to commence gold extraction in the summer of 2003 from ore that has been mined during the winter of 2002/2003. We also plan to conduct further exploration of our Nolan properties in 2003. We are also seeking financing to enable us to proceed with the construction of a commercial test facility to establish the viability of the production of low-rank coal-water fuel as a replacement for oil fired boilers and utility generators.

MINERAL EXPLORATION AND DEVELOPMENT BUSINESS

The Company holds interests in five groups of mineral properties in Alaska. Silverado's main project is currently the development and mining of its Nolan mineral properties, located 175 miles north of Fairbanks, Alaska. This project is referred to by the Company as the Nolan Gold Project. The Company also holds interests in the following groups of mineral properties that are at various stages of exploration:

1. The Ester Dome Gold properties, located 10 miles northwest of Fairbanks, Alaska;
2. The Hammond properties, located about 280 miles north of Fairbanks, Alaska; and
3. The Eagle Creek properties, located approx. 10 miles north of Fairbanks, Alaska.

The Company's plan of operations for these mineral properties is discussed below:

THE NOLAN GOLD PROJECT

The Company's primary area of exploration and development interest is the Nolan Gold Project. The Nolan Gold Project consists of five contiguous properties covering approximately 6 square miles. These mineral properties are located approximately 8 miles west of Wiseman, and 175 air miles north of Fairbanks, Alaska in the foothills of the Brooks Range, in an area known as the Koyukuk Mining District.

The Company's plan of operation is to develop and mine its Nolan properties, with production targeted specifically for the Nolan Deep Channel areas. The Company received an engineer's report in the summer of 2002 that outlined a three year plan to develop and mine the Nolan Deep Channel area. The Company determined to proceed with this plan and is currently undertaking the necessary development work that will enable it to start processing gold in the summer of 2003. Revenues are expected to be achieved from the Nolan Gold Project by mid-summer of 2003.

The Company began its mobilization for mining of the Nolan Deep Channel in September 2002. The Company acquired mining equipment with a value in excess of $1,700,000, by both purchase and lease that was necessary to begin operations. The mining equipment includes two mini-bore jumbo drills, three DUX underground haulage trucks, Caterpillar tractor/dozer, grader and front end loader equipment, two underground loaders and various compressor, light plant, generator and utility equipment. The Nolan Mining camp was upgraded in order that mining operations could resume. The upgrading efforts included the purchase and installation of a ten-room housing unit, the construction of an engineering office, the upgrade of laboratory facilities and the installation of communications facilities.

The Company completed preparation of the infrastructure necessary for the commencement of underground mining in the fall of 2002. This infrastructure included the following:

a. the upgrade and construction of 3,000 feet of haulage road;
b. the construction of portals A, B and C, as required for the commencement of construction of the A, B and C decline tunnels;
c. the construction of an ore storage pad;
d. the commencement of construction of settling ponds and holding ponds;
e. the construction of a pad for the location of the wash plant;
f. the installation of culverts for creek control and roadway protection.

The Company began construction of the decline tunnels necessary for accessing the Nolan Deep Channel in the third week of October, 2002. The decline tunnels are the underground tunnels that start at portals at the surface and tunnel downwards to the targeted ore body in the Nolan Deep Channel. By the end of November, 2002, the "B" decline tunnel had progressed to the edge of the Nolan Deep Channel at a slope distance of 263 feet and about 90 feet vertical below the surface of the Nolan Creek. By the end of January 2003, the "B" tunnel decline had been actively developed and continued within the Nolan Deep Channel. After intercepting the Nolan Deep Channel, tunnels were turned upstream, advancing 426 feet upstream along the Nolan Deep Channel, and downstream, advancing a distance of 500 feet along the Nolan Deep Channel. The "C" tunnel decline has progressed a total slope distance of 475 feet and has intercepted the Nolan Deep Channel on the west side, approximately 8 feet above the projected depth of the bedrock. Both the "C" and "B" workings have water flows and seepage that require continual pumping. Mine water is collected in underground sumps and pumped to the surface as required. The "A" tunnel decline was commenced by the Company in the fall of 2002, but was subsequently placed on hold due to frequent encounters with groundwater, which subsequently caused thawing of the frozen ground and created the potential of unstable working conditions. As at the end of January 2003, work on the "A" tunnel decline continued to be on hold due to the presence of water and is not expected to be active for the remainder of this mining season.

The Company's mining activities during the winter of 2002/2003 produced a stockpile of about 40,000 cubic yards of gold bearing gravel from the Deep Channel. The Company plans to begin processing this stockpile for gold recovery beginning in early June of 2003. Recovery operations will be targeted at recovering both fine gold and course gold from the gravel. The Company plans to recommence gravel extraction operations from the Nolan Deep Channel in September 2003. Gravel extracted during the coming winter season will be processed in the summer of 2004.

With the completion of underground mining, the Company is working on the installation of improved and upgraded on-site gold processing facilities. All relevant equipment for this upgrade has been purchased and assembly is well underway. The Company's gold processing facilities will be able to recover both course gold nuggets and fine gold dust using a series of processing operations. The Company's process facility will be capable of operating at a 75 yard per hour process rate. The facility includes a vibrating grizzly for removal of over-size boulders. Gravel feed will be then screened and treated by a series of gold nugget traps and hydraulic riffles where larger gold nuggets are collected. All discharged material will be then re-screened to a finer fraction, which will then be processed through a series of water-pulsing "jigs" to remove fine gold, then sent to a high gravity centrifugal bowl concentrator to remove the ultra-fine gold or "gold dust". Water supply and water treatment systems have been completed for optimizing water usage and discharging process effluent in a clean, environmentally sound manner.

On September 1, 2002 the Company retained a professional engineer to act as project manager for both its mining and exploration activities during 2003. The Company plans to retain an independent engineer to confirm and ratify the Company's methods and procedures for gold extraction during the summer gold recovery phase, and to assess the targeting and drilling of drill holes to be completed during the drilling program planned for 2003.

Exploration Program Planned for Nolan during 2003

Beginning in the spring of 2003, and after the melt-water runoff has occurred; the Company will commence additional exploration and development activities at the Nolan project. The focus of exploration will be to further define gold reserves and gold resources in order to provide a basis for the assessment of the feasibility of future additional mining at the Nolan project.

Objectives are as follows:

1) *Surface Mineable Deposits* – Exploration and development of surface mineable gold bearing deposits: Prior exploration and test mining has proven the presence of Intra-glacial elevated gold bearing river gravels. These areas will be evaluated for future development. These areas include:

A. Wool Bench
B. Mary's Bench
C. Workman Bench
D. Lower Nolan Bench

2) *Nolan Creek Deep Channel– Phase I:* Infill drilling for channel definition, grade control, and geo-technical data analysis. This information will supplement current knowledge of the channel characteristics and will assist in planning for years two and three of deep channel mining.

3) *Nolan Creek Deep Channel– Phase II:* Development drilling of the lower Nolan Deep Channel. Earlier Silverado exploration drilling has revealed the presence of continuity in the Nolan Deep Channel. Historic reports indicate this area of the Nolan Deep Channel received the least attention from early-day miners due to technological constraints of that era. Present technology is in place at the project site to overcome the elements which discouraged those pioneer gold miners. Silverado has the equipment and experience available to extract those gold deposits safely and efficiently.

4) *Slisco Bench–* A drill program is designed to delineate additional reserves and gain geo-technical and engineering data sufficient to warrant commencement of underground mining of the gold bearing gravels. Silverado in prior years completed 58 drill holes of its 260 drill hole program along this ancient river channel thought to be an intra-glacial remnant of the present Hammond River.

5) *Lode Exploration–* The nature of placer gold is such that it has been removed by erosional processes from its source, known as the lode. Gold which has been liberated by erosion is then transported by ice, wind, or water and finally concentrated into placer deposits. Silverado, as part of its ongoing exploration will continue geologic and geo-physical investigations to define the lode source of our placer gold deposits

Completing this exploration program will include the following activities:

a) Hiring of exploration geologists and drill technicians.
b) Hiring laboratory technicians.
c) Retrofit and laboratory upgrades.
d) Oversight by an independent Professional Mining Engineer or Certified Geologist.
e) Contract drilling services.
f) Outside laboratory analysis, particularly for lode gold.
g) In-house and external review of results, including feasibility studies.

The facilities and infrastructure at Nolan are capable of supporting this project with a minimum of expansion. The primary expenses will be labour and contract costs, including transportation, and on site support.

HAMMOND PROPERTY (SLISCO BENCH)

The Company's Hammond property is adjacent to the Nolan Gold Project, approximately 175 air miles north of Fairbanks, Alaska. The Hammond Property consists of 24 Federal placer claims and 36 Federal lode claims covering one and one-half square miles and is the subject of a lease of mining claims with option to purchase with Alaska Mining Company Inc. ("Alminco").

As at November 30, 2002, the Company was restricting its work on the Hammond property to its federal claims filings and maintenance. The Company plans to include the Hammond Property in its exploration program for the current fiscal year as part of the Nolan exploration program.

ESTER DOME PROJECT

The Ester Dome Project encompasses all of Silverado's optioned properties on Ester Dome, and consists of 1 Federal mining claim and 52 State mining claims covering an area of approximately 2.5 square miles. The Ester Dome Project is located approximately 10 miles northwest of Fairbanks, Alaska. During 2002, the Company's work on the property was limited to minimal research and development activities for converting the Grant Mine mill into a testing facility for producing low-rank-coal-water fuel. The Company plans to maintain its claim rental payments for the current fiscal year. If gold prices remain strong, the Company may re-commence exploratory drilling on its Ester Dome properties with the objective of establishing greater reserves.

EAGLE CREEK PROPERTY

The Company's Eagle Creek property is located approximately 10 miles north of Fairbanks, Alaska and consists of 77 state mining claims that are currently in the exploration stage. There was no development activity on the Eagle Creek property during 2002 and, other than maintenance, none is planned for 2003.

LOW-RANK COAL-WATER FUEL BUSINESS

The Company commenced development of a low-rank coal-water fuel business in 2000. The Company's determination to enter into this business was based on a decision to broaden the Company's business beyond mineral exploration and production. This aspect of the Company's business is still in the start-up phase of operations and no revenues have been achieved to date. The Company anticipates that revenues from this technology will not be achieved until commercialization of the technology has been established.

The Company entered the fuel sector in 2000 by forming a new "Fuel Technology" division which operates out of Fairbanks, Alaska. This division of the Company's business is operated by the Company's wholly owned subsidiary, Silverado Green Fuel Inc. (formerly Silverado Gold Mines Inc.), under the supervision of Dr. Warrack Willson, Vice-President of Fuel Technology. The fuel product is called Low-Rank Coal-Water fuel. It is an economically and environmentally friendly alternative to crude oil. The fuel is used in utility generators for producing electricity and in industrial boilers. It is a non-toxic, non-hazardous, and non-flammable substance, which is injected under pressure and burned in power plants and results in lower emissions. This fuel is produced by coal being crushed and ground to a fine state and then treated with a high-pressure hot water process. Water is then removed from the coal and then when cool, the micro-pores of the coal particle are sealed. This limits moisture absorption. This results in an increase in the energy content of the coal particles, which are then re-mixed with water. When the particles are fired under pressure injection, the particles burn with a hot stable flame that allows for rapid ignition and complete carbon burn-out. The Company believes that demand for the low-rank coal-water fuel technology exists because of the high cost of crude oil and the desire for economical alternatives to crude oil that are environmentally friendly.

The Company's objective is to establish the commercial viability of the low-rank-coal-water fuel technology by adapting its Grant Mill located on the Ester Dome property into a demonstration facility for producing low-rank coal-water fuel. This conversion is estimated to take approximately one year to complete at an estimated cost of $10,000,000. In order to achieve the financing necessary to proceed with the construction of this demonstration facility, the Company applied to the United States Department of Energy for a grant of $10,000,000 under the Clean Coal Power Initiative in on July 30, 2002. The Company's application was not selected by the Department of Energy in the first phase of grant awards that were announced in January 2003. The Company plans to continue in its attempt to obtain a grant of $10,000,000 and intends to re-submit its application to the Department of Energy in September 2003 for the second phase of grant awards. There is no assurance that the Company's application will be approved by the Department of Energy. There is also no assurance that the Company will be able to achieve any financing, such as financing from sales of its equity securities or from debt, which would enable it to finance the low-rank coal-water fuel demonstration facility. If a grant is received from the Department of Energy, the grant would be repayable and the terms would be arranged after the grant application receives approval. Any funds received pursuant to a grant would not be received until the Company's next fiscal year, at the earliest.

The Company has ceased negotiations with officials from the government of Malaysia to build a commercial low-rank coal-water fuel facility. The initial plan was to have Malaysia finance the development, with the Company to receive a mark-up on the facilities built and an ongoing royalty on all fuel sold. However, changes in political conditions in Malaysia as well as the Company's focus on its Alaska projects have forced the Company to cease its interest in this market at this time.

From time to time as conditions or funds warrant, the Company may re-evaluate its development programs in response to changing economic or environmental conditions. Such re-evaluation may result in the Company either changing its development priorities or allowing certain properties or portions thereof to lapse. Such a re-evaluation may cause the Company not to pursue the commercialization of the low-rank coal-water fuel technology or the construction of a demonstration facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations

PLAN OF OPERATIONS

Mining Operations at the Nolan Gold Project

The Company's plan of operations for the next twelve months is to continue development and mining activities at the Nolan Gold Project. These development and mining activities are being carried out as part of a three year underground mining plan for the Nolan Gold Project. On November 1, 2002, the Company commenced mining operations at the Nolan Gold Project. Mining is planned to proceed through the winter until mid-summer of 2003 when processing of mined material is scheduled to commence. Once processing commences, the Company believes that it could begin gold sales by the end summer 2003. See Business Overview for a more detailed discussion of the Company's development and mining activities at the Nolan Gold Project.

Subsequent to November 30, 2002, the Company completed additional equity financings that enabled the Company to have sufficient working capital to proceed with its plan of operations. In addition to these funds, the Company will require funding in the amount of approximately $7,000,000 in order to fund its ongoing operating and administrative expenses over the next twelve months. This amount will be offset by expected gold revenues from summer gold production. See the discussion of the Company's cash resources and working capital below under Liquidity and Financial Condition and also see Risk Factors.

Planned Exploration Activities

The Company plans to conduct further exploration of the Nolan Placer, Nolan Lode, Smith Creek Placer, and Slisco Bench properties that comprise the Nolan Gold project. See Business Overview for a more detailed discussion of the Company's planned exploration activities. If gold prices continue to be strong and the Company has available financing, the Company may re-commence exploratory drilling on its Ester Dome properties with the objective of establishing greater reserves.

The Company plans to spend approximately $825,000 on exploration activities during the next twelve months. This amount will fluctuate depending on the funds that the Company has available for exploration. See the discussion of the Company's cash resources and working capital below under Liquidity and Financial Condition.

Low-Rank Coal-Water Fuel Project

The Company plans to re-submit its application for a grant to the Department of Energy under the second round of grants under the Clean Coal Power Initiative. The Company's application is planned to be re-submitted in September 2003 when the Department of Energy is anticipated to begin accepting applications. There is no assurance that any grant would be obtained from the Department of Energy that would enable the Company to proceed with the planned demonstration facility. If a grant was received, funds would not be available until future fiscal years and any funds would be repayable under the terms of the grant.

The Company anticipates spending approximately $200,000 during the current fiscal year on its application to the Department of Energy and on other work in connection with establishment of the demonstration facility at the Grant Mine.

RESULTS OF OPERATIONS

Year Ended November 30, 2002 Compared To The Year Ended November 30, 2001.

Revenues

Revenue from gold sales decreased to $991 for the year ended November 30, 2002, from $7,657 for the year ended November 30, 2001. Revenue in 2002 was attributable to sales of existing gold inventory.

The Company anticipates that significant revenues will not be achieved until the Company is able extract gold from current production at the Nolan Gold Project. Revenues are planned to be generated from gold extracted from the ore that is currently being mined at the Nolan Gold Project. Extraction activities will not commence until summer 2003 when available melt water will allow the processing of ore to separate gold. Revenues are not anticipated to be realized until the Company's third quarter at the earliest. The Company cannot give investors as to the revenues that will be realized from gold recoveries during fiscal 2003 due to the uncertainties of gold mining.

Company is able extract gold from current production at the Nolan Gold Project. Revenues are planned to be generated from gold extracted from the ore that is currently being mined at the Nolan Gold Project. Extraction activities will not commence until summer 2003 when available melt water will allow the processing of ore to separate gold. Revenues are not anticipated to be realized until the Company's third quarter at the earliest. The Company cannot give investors as to the revenues that will be realized from gold recoveries during fiscal 2003 due to the uncertainties of gold mining.

The Company anticipates that it will not realize revenues during the current fiscal year from the low-rank coal-water fuel component of its plan of operations. The Company will not be able to realize revenues from this business until the Company has been able to proceed with the construction and operation of a commercial-scale demonstration facility for the low-rank coal-water fuel technology. There is no assurance that the Company will be able to secure the financing necessary to proceed with construction of this demonstration facility and or that the demonstration facility will prove the commercial viability of the process.

Operating Costs

The Company did not incur any operating costs during the year ended November 30, 2002 due to the fact that the Company did not achieve production from mining activities during the year. Operating costs during the year ended November 30, 2001 were $143,631.

The Company incurred development costs in the amount of $1,114,498 on the Nolan Gold Project during the year ended November 30, 2002. These development costs were incurred to allow the Company to go into production on the property with revenue expected to commence by the summer of 2003. These development costs were capitalized in accordance with the Company's policy to capitalize development expenses prior to production.

Development expenses at the Nolan Gold Project will be expensed as operating costs once production at the Nolan Gold Project commences. As production is anticipated to commence in this current fiscal year, the Company anticipates that it will report substantial operating costs during the year ended November 30, 2003.

Other Expenses

The Company's other expenses increased to $3,835,282 for the year ended November 30, 2002 compared to $1,542,000 for the year ended November 30, 2001, representing an increase of $2,293,282 or 149%. The increase in other expenses was primarily attributable to increases in development activities and consulting fees during the year ended November 30, 2002.

Management services attributable to the activities of the Tri-Con Group increased to $204,059 for the year ended November 30, 2002 compared to $154,924 for the year ended November 30, 2001, representing an increase in the amount of $49,135 or 32%. This increase was primarily the result of increased activity by the Company on its mineral properties, including the start-up of development operations at the Nolan Gold Project.

The Company's increased activity on its mineral properties also caused general exploration expenses to increase to $98,997 for the year ended November 30, 2002 compared to $86,926 for the year ended November 30, 2001, representing an increase of $12,071 or 14%. The Company anticipates that these expenses will continue to increase if the Company proceeds with its planned drilling and exploration activities on the Nolan Gold properties.

Research activities attributable to the low-rank coal water fuel technology decreased to $256,954 for the year ended November 30, 2002 compared to $277,395 for the year ended November 30, 2001, representing a decrease in the amount of $20,441 or 7%. Research activities were primarily in connection with the submission of the Company's application for a grant to the Department of Energy and include the compensation of Dr. Warrack Willson. The Company anticipates that these expenses will not increase during the current fiscal year based on the Company's decision to re-submit its application for the second round of financing. The decrease in research expenses also reflects the Company's determination to focus on its efforts to put the Nolan Gold Project into production.

Office expenses increased to $374,392 for the year ended November 30, 2002 compared to $253,006 for the year ended November 30, 2001, representing an increase of $121,386 or 48%. This increase related to general operations of the Company and an increase in activity of the Company's offices in Fairbanks, Alaska relating to the Company's determination to proceed with the development of the Nolan Gold Project.

Management's Discussion and Analysis of Financial Condition and Results of Operations Con't

Consulting fees increased to $1,958,258 for the year ended November 30, 2002 compared to $28,012 for the year ended November 30, 2001, representing an increase of $1,930,246. The increase was attributable to stock based compensation paid to our consultants during the year. Compensation was recorded based on the quoted market price of the Company's shares as of the date of issue.

Loss

The Company's loss increased to $3,755,401 for the year ended November 30, 2002 compared to $1,677,974 for the year ended November 30, 2001 representing an increase of $2,077,427 or 124%. This increase in the Company's loss was primarily attributable to the increases in the Company's other expenses, as discussed above. The Company anticipates that it will continue to incur a loss until such time as the Company can achieve significant revenues from sales of gold processed the Nolan Gold Project's gold sales later in 2003. While increase revenues are anticipated in the current fiscal year, revenues from the Nolan Gold Project will be offset by mining and processing expenses that will be triggered once the Company enters production at the Nolan Gold Project.

LIQUIDITY AND FINANCIAL CONDITION

Cash and Working Capital

The Company had cash of $905,000 as of November 30, 2002, compared to cash of $17,093 as of November 30, 2001. The Company had a working capital deficiency of $604,458 as of November 30, 2002, compared to a working capital deficiency of $2,096,793 as of November 30, 2001. The decrease in the Company's working capital deficiency was primarily the result of equity financings completed during 2002.

The Company will require additional financing during the current fiscal year due to the Company's current working capital deficiency, its plan of operations for the Nolan Gold Project, its planned exploration activities and its plan to re-submit a grant application to the Department of Energy. The Company is able to proceed with its plan of operations for approximately six months based on its current cash reserves. While financing requirements will be off-set by revenues generated from gold sales, these revenues are not anticipated to cover all financing requirements. In addition, revenues will be subject to the quantity of gold recovered.

Cash Used In Operating Activities

Cash used in operating activities increased to $2,172,987 for the year ended November 30, 2002, compared to $1,461,899 for the year ended November 30, 2001. The Company funded the cash used in operating activities primarily through equity sales of its common shares.

Financing Activities

Cash provided by financing activities increased to $5,525,690 for the year ended November 30, 2002, compared to $1,485,663 for the year ended November 30, 2001. Of the cash provided by financing activities, a total of $5,817,000 was provided by share issuances. Cash provided by financing activities was used to fund the Company's operating and financing activities. Equity financings were completed with private purchasers at prices that were reflective of the market price of the Company's common shares as of the date of the financing.

The Company anticipates continuing to rely on equity sales of its common shares in order to continue to fund its business operations. Issuances of additional shares will result in dilution to existing shareholders of the Company.

Investing Activities

The Company used $2,464,796 in investing activities during the year ended November 30, 2002 compared to $6,671 during the year ended November 30, 2001, representing an increase of 2,458,125. The increase was due to the determination of the Company to proceed with equipment leases and development activities in connection with the mining operations at the Nolan Gold Project.

The Company incurred development costs in the amount of $1,114,498 on the Nolan Gold Project during the year ended November 30, 2002. These amounts were capitalized and are included in the Company's consolidated statements of cash flows as investing activities.

On October 11, 2002, the Company entered into a lease purchase agreement whereby the Company would purchase three dump trucks, an underground loader, two surface loaders, and other equipment valued at a total of $1,496,150. The agreement required payment upon signing of $550,000 (paid) and future payments beginning on December 1, 2003 for the balance of the purchase price plus interest. The payment schedule requires the payment of $100,000 on or before December 1, 2003 and 24 equal payments thereafter in an amount to be determined. The amount of the payments shall be determined based on the amount of the equipment and other expenses which are added to the lease before December 1, 2003. The payments will be sufficient to amortize the total balance outstanding once all costs are included over the 24 payments. As at November 30, 2002, the total amount outstanding under the lease purchase agreement was $946,150. The lease payment schedule, as disclosed in the Company's financial statements, is calculated on this amount using an interest rate of 15% per annum as is implied in the lease agreement. The Company is required to maintain the equipment in good working order and is also required to maintain adequate insurance on the equipment. The capital lease payments will not impact the Company's operating costs until its 2004 fiscal year. The Company is required to complete future lease payments of $592,360 during the 2004 fiscal year and $492,360 during the 2005 fiscal year.

The Company had pre-paid $579,745 to the Tri-Con Group as of November 30, 2002 in connection with planned development activities to be carried out on the Nolan Gold Project during fiscal 2003. These activities will be carried out by the Tri-Con Group on behalf of the Company in accordance with the Company's operating agreements with the Tri-Con Group.

Debt Re-Structuring

On March 1, 2001, the Company completed negotiations to restructure its $2,000,000 convertible debentures. The Company approved the issuance of replacement debentures in the aggregate amount of $2,564,400 in consideration of cancellation of the $2,000,000 principal amount of the original debentures, plus all accrued interest accrued on the original debentures to March 1, 2001. The replacement debentures bear interest of 8.0% per annum and mature March 1, 2006.

Principal payments are due at the end of each month. Interest is due and payable on a quarterly basis on February 28, May 31, August 31, and November 30. If the Company fails to make any payment of principal or interest, the Company must issue shares equivalent in value to the unpaid amounts at 20% below the average market price for the 30 day period prior to the payment being made. The Company did not make any cash payments of principal or interest during the year ended November 30, 2002. Accordingly, the Company completed the following issuances of shares in satisfaction of amounts of principal and interest due under the replacement debentures during 2002:

a) On December 11, 2001, the Company issued 1,628,971 shares at the average market price of $0.10 to the holders of the replacement debentures to satisfy the quarterly payment of principal and interest due November 30, 2001. The value of this transaction totals $162,898 and consists of $119,245 of principal and $43,653 of interest.

b) On March 11, 2002, the Company issued 1,234,710 shares at the average market price of $0.13 to the holders of the debentures to satisfy the quarterly payments of principal and interest due February 28, 2002. The value of this transaction totals $160,512 and consists of $119,245 of principal and $41,267 of interest.

c) On June 11, 2002, the Company issued 1,437,520 shares at the average market price of $0.11 to the holders of the debentures to satisfy the quarterly payments of principal and interest due May 31,2002. The valuation of this transaction is $158,128 and consists of $119,245 of principal and $38,883 of interest.

d) On September 11, 2002, the Company issued 2,643,107 shares at the market price of $0.28 to the holders of the debentures to satisfy the quarterly payments of principal and interest due August 31, 2002. The valuation of this transaction is $740,070 and consists of $703,572 of principal and $36,498 of interest.

As at November 30, 2002, original convertible debentures of $1,860,000 plus $524,892 of interest had been exchanged for replacement debentures. The amount of the replacement debentures outstanding as of November 30, 2002 was $1,121,310, of which $476,978 is classified as a current liability and $644,332 has been classified as a non-current liability. Remaining original convertible debentures of $140,000 plus accrued interest of $108,204 are in default and are recorded as current liabilities. There is no agreement to exchange this amount of remaining original convertible debentures into replacement debentures.

Mineral Properties

As of November 30, 2002, the Company was in arrears of required mineral property claims and option payments of $140,000 and therefore the rights to these properties with a carrying value of $315,000 were adversely affected. However, subsequent to November 30, 2002, the Company completed its option payments on the Hammond River property in the amount of $140,000 and, as a result of this payment all of the Company's mineral claims and options are current.

Low-Rank Coal-Water Fuel Business

The Company is continuing in its attempt to obtain a grant of $10,000,000 in order to proceed with establishing the commercial viability of the Company's low-rank coal-water fuel business. The first round of grants on the Clean Coal Power Initiative was released by the Department of Energy and the Company's application for a grant was not approved. The Company plans to re-submit its application to the Department of Energy for the second round of grants in September of 2003. There is no assurance that the Company will be awarded any grant or that it will be able to complete any additional sales of its equity securities or arrange for debt or other financing to fund this component of the Company's plan of operations.

CRITICAL ACCOUNTING POLICIES

Going Concern

The Company's financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. The application of the going concern concept and the recovery of amounts recorded as mineral properties and the capital assets are dependent on the Company's ability to obtain additional financing to fund its operations and acquisition, exploration and development activities, the discovery of economically recoverable ore on its properties, and the attainment of profitable operations. The Company plans to continue to raise capital through private placements and warrant issues. In addition, the Company is exploring other business opportunities including the development of low-rank coal-water fuel as replacement fuel for oil fired industrial boilers and utility generators.

Mineral Properties

The Company confines its exploration activities to areas from which gold has previously been produced or to properties, which are contiguous to such areas and have demonstrated mineralization. The Company capitalizes the costs of acquiring mineral claims until such time as the properties are placed into production or abandoned. Expenditures for mine development are capitalized when the properties are determined to have economically recoverable, proven reserves but are not yet producing at a commercial level. Once a property reaches commercial levels of production operating costs will be charged against related revenues. Based on the application of this accounting policy, the expenditures incurred in development of the Nolan Gold Project during fiscal 2002 were capitalized. Development expenses at the Nolan Gold Project will be expensed as operating costs once production at the Nolan Gold Project commences.

Amortization of mineral property costs relating to properties in production is provided during periods of production using the units-of-production method based on the estimated economic life of the ore reserves. On an ongoing basis, the Company evaluates each property for impairment based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate. The carrying value of a long-lived asset is considered impaired when the anticipated discounted cash flow from such asset is separately identifiable and is less than its carrying value. If an asset is impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated discounted cash flows with a discount rate commensurate with the risk involved. Losses on other long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the costs of disposal.

The amounts shown for mineral properties and development which have not yet commenced commercial production represent costs incurred to date, net of recoveries from developmental production, and are not intended to reflect present or future values.

Stock Based Compensation

For stock options granted to employees and directors, the Company accounts for stock compensation arising from these options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee or director must pay to acquire the stock and is recognized over the service period. The Company provides pro-forma disclosures of net income and earnings per share as if the fair value method had applied in measuring compensation expense. For stock options granted to independent contract employees, as well as shares issued for services rendered, the Company accounts for stock compensation arising from these options and stock issuances, in accordance with Statement of Financial Standards No. 123, "Accounting for Stock Based Compensation". Under this statement, stock compensation cost to contract employees, is measured at the fair value of the options granted at the time services are rendered.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

The information in this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements regarding Silverado's capital needs, business plans and expectations. Such forward-looking statements involve risks and uncertainties regarding the market price of gold, availability of funds, government regulations, common share prices, operating costs, capital costs, outcomes of ore reserve development and other factors. Forward-looking statements are made, without limitation, in relation to operating plans, property exploration and development, availability of funds, environmental reclamation, operating costs and permit acquisition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. In evaluating these statements, you should consider various factors, including the risks identified in this Annual Report and Silverado's Annual Report on Form 10-KSB for the year ended November 30, 2002 filed with the Securities and Exchange Commission (the "SEC"), and, from time to time, in other reports Silverado files with the SEC. These factors may cause Silverado's actual results to differ materially from any forward-looking statement. Silverado disclaims any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Management

Garry L. Anselmo,

Chairman & Chief Operating Officer: Mr. Anselmo has 41 years experience in mineral exploration. He holds a Bachelor of Arts degree. During 1961-1966 he worked in field explorations with Kennecott Copper, Anaconda American Brass and American Metal Climax. In 1967 he founded Tri-Con Mining Ltd. a geological, geophysical and geochemical service and consulting company to the mining industry. He has managed Silverado from 1973 to present.

James F. Dixon,

Director: Mr. Dixon holds a Bachelor of Commerce degree and a Bachelor of Laws degree. Mr. Dixon has been engaged in the practice of law since 1973. He is a lawyer and a partner in the law firm of Shandro Dixon Edgson, Barristers and Solicitors, of Vancouver, British Columbia.

Stuart C. McCulloch,

Director: Mr. McCulloch retired as District Manager from Canada Safeway, in January,1991.

John R. Mackay, LL.B,

Corporate Secretary: Mr. Mackay is a practicing lawyer who, from March 1993 to June 1998, was a sole practitioner. Prior to 1993, Mr. Mackay was a lawyer and partner in the law firm Davis and Company, Barristers and Solicitors, of Vancouver, British Columbia for 35 years.

Edward J. Armstrong,

President of wholly-owned subsidiary, Silverado Green Fuel Inc.: Mr. Armstrong holds a Bachelor of Science Degree in Geology from Washington State University, 1971, and is a Professional Geologist.

Warrack G. Willson,

Vice President Fuel Technology, Silverado Green Fuel Inc.: Dr. Willson was appointed Vice-President of Silverado Green Fuel Inc. in March 2000 to lead the conversion of Silverado's Grant Mill into the world's first Low-Rank Coal-Water Fuel production facility. Dr. Willson holds a Supervisory Chemical Engineering Rating from the US Civil Service Commission, 1978, a PhD in Physical Chemistry from the University of Wyoming, 1970 and a BA in Chemistry and Mathematics from the University of Northern Colorado, 1965. He Founded Coal-Water services in 1994, which provides engineering services to develop clean coal conversion projects to develop low cost non hazardous alternatives to oil.

Market for Common Shares and Related Stockholder Matters

MARKET INFORMATION

Silverado's common shares are quoted on the OTC Bulletin Board under the symbol SLGLF and on the Berlin Stock Exchange under the symbol SLGL. The following table indicates the high and low bid prices of the common shares during the periods indicated:

OTCBB:

QUARTER ENDED	HIGH BID	LOW BID
Feb 28, 2001	$0.19	$0.16
May 31, 2001	$0.39	$0.13
Aug 31, 2001	$0.19	$0.13
Nov 30, 2001	$0.14	$0.09
Feb 28, 2002	$0.15	$0.14
May 31, 2002	$0.15	$0.14
Aug 31, 2002	$0.45	$0.41
Nov 30, 2002	$0.62	$0.59

BERLIN:

QUARTER ENDED	HIGH BID	LOW BID
Aug 31, 2002	$0.46	$0.40
Nov 30, 2002	$0.60	$0.60

The source of the OTCBB high and low bid information is the NASD OTC Bulletin Board. The market quotations provided reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

HOLDERS OF COMMON SHARES

As at February 4, 2003, there were approximately 3,759 registered holders of Silverado's common shares, approximately 80% of whom are located in the United States.

DIVIDENDS

Silverado Gold Mines Ltd. has not declared dividends on its common stock in the two most recent fiscal years.

Silverado is restricted in its ability to pay dividends by limitations under British Columbia law relating to the sufficiency of profits from which dividends may be paid. In addition, Silverado's Articles (the equivalent of the Bylaws of a United States corporation) provide that no dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive.

Change of Auditor

KPMG LLP (the "Former Accountant") resigned as principal accountants for the Company on October 9, 2001. The Company engaged Morgan & Company, Chartered Accountants as its principal accountants effective October 9, 2001. The decision to change accountants was approved by the Company's board of directors.

The Former Accountant's report dated March 14, 2001 on the Company's consolidated financial statements as of and for the fiscal years ended November 30, 2000 and 1999 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except as indicated in the following paragraph.

The Former Accountant's auditors' report on the consolidated financial statements of the Company as of and for the years ended November 30, 2000 and 1999, contained a separate paragraph stating that "the financial statements are affected by conditions and events that cast substantial doubt as to the Company's ability to continue as a going concern, such as those disclosed in Note 2(a) to the financial statements." Management's plans in regard to these matters are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In connection with the audits of the two fiscal years ended November 30, 2000 and 1999 and the subsequent interim period through October 9, 2001, there were no disagreements with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of the Former Accountant would have caused them to make reference thereto in its report on the financial statements for such year.

In connection with the audits of the two fiscal years ended November 30, 2000 and 1999 and the subsequent interim period through to October 9, 2001, the Former Accountant did not advise the Company with respect to any of the matters described in paragraphs (a)(1)(v)(A) through (D) of Item 304 of Regulation S-K.

The Company provided the Former Accountant with a copy of the foregoing disclosures and requested in writing that the Former Accountant furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with such disclosures. The Former Accountant provided the requested letter and a copy was filed by the Company as an exhibit to the Company's Current Report on the Form 8-K reporting the change of auditor and filed with the SEC on October 12, 2001.

Where You Can Find More Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. The Company files reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website, located at www.sec.gov, that contains reports, proxy statements and other information regarding companies and individuals that file electronically with the SEC.

Corporate Information

Head Office:

Silverado Gold Mines Ltd.
Email: pr@silverado.com
505 - 1111 West Georgia Street
Vancouver, BC
Canada V6E 4M3
Toll Free: 1-800-665-4646

Field Office:

Silverado Green Fuel Inc.
PO Box 83730
Fairbanks, Alaska 99708
USA

Auditors:

Morgan & Co, Chartered Accountants
1488 - 700 West Georgia Street
Vancouver, BC
Canada V7Y 1A1

Registrar and Transfer Agent:

Computershare Investment Services
510 Burrard Street
Vancouver, BC
Canada V6C 3B9

Computershare Investment Services
151 Front Street West
Toronto, Ontario
Canada M5J 2N1

Legal Counsel Canada:

Davis & Company
Address: 2800 - 666 Burrard Street
Vancouver, BC
Canada V6C 2Z7

Banking:

Royal Bank of Canada
Main Branch
2nd Floor - 1025 W. Georgia St.
Vancouver, BC
Canada V6E 3N9

Market Information:

Symbols:
OTCBB - SLGLF
SEC Registered 1978

BERLIN EXCHANGE - SLGL (WKN: 867737)

w w w . s i l v e r a d o . c o m

Silverado Gold Mines Ltd.

Email: pr@silverado.com

505 - 1111 West Georgia Street

Vancouver, BC

Canada V6E 4M3

Toll Free: 1-800-665-4646